

January 18, 2013

Mr. Rob Danard
Chief Executive Officer
Level20 Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

> **Re:** **Level20 Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2012**
> **File No. 333-185669**

Dear Mr. Danard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Update your financial statements pursuant to Rule 8-02 of Regulation S-X.

2.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page 4

3.      Please revise your table of contents so that it is no more than one page in length. Consider removing the risk factor headings from the table.

Summary

The Company, page 6

4.      Please clarify at the beginning of the summary and the description of your business on page 25 the current state of your business operations.  We note, for example, your statements in this section that your intellectual property is "fully developed" and "commercially operational" and that you are now using your solution and servicing clients on a one-on-one relationship.  You report in your statement of operations, however, that you have generated no revenues since the date of your inception.  Please discuss in detail the business activities that you have undertaken to date, what remains to be accomplished in order for your company to begin generating revenues and when you expect to begin generating revenues.

5.      Language on your website, www.raptify.com, appears to indicate that you have commenced operations and that your website is currently providing the services described in your prospectus.  Provide the basis for the claims made on your website regarding your product's status and performance.  For example, your website states that you "generate direct and quantifiable sales for [y]our clients using [y]our unique and patent-pending marketing systems that can be over 1,000 times as cost-effective as traditional marketing technique."

6.      We note your disclosure that your Content Marketing Solution ("CMS") is patent pending.  Please revise your disclosure to indicate whether you have applied for the patent and, if so, disclose the date on which the application was filed.  Also, in your business section you refer to your solution as "patented."  This description appears to be inaccurate as no patent has yet been issued.  Revise your disclosure or advise why you believe the description is accurate.

Risk Factors, page 9

General

7.      We note that you are an emerging growth company.  Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies.

8.      Please advise whether you intend to register a class of securities under Section 12 of the Securities Exchange Act.  If not, include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited

reporting requirements imposed on Section 15(d) registrants. Briefly explain how those requirements vary from those imposed on fully reporting issuers.

9.      It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please provide a risk factor that addresses these circumstances and the resulting risks to potential investors.

"Since we have limited operating history and minimal revenues to date…," page 9

10.     You state in this risk factor heading that you have "minimal revenues." Revise to state that you have earned no revenues to date.

"Because of pressures from competitors with more resources, we may fail to implement our business strategy profitably", page 10

11.     Provide the basis for your statement that if "[you] are successful, larger and more established companies like Google, Groupon or Facebook…" may attempt to enter your intended market. Tell us the basis for your indication that these entities do not currently provide services in your intended market.

"Because we are subject to additional regulatory compliance matters…," page 13

12.     Revise this risk factor to clarify that as an emerging growth company and a smaller reporting company you are not required to comply with the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act and Item 308(b) of Regulation S-K.

Use of Proceeds, page 19

13.     We note that you estimate the costs of this offering to be $15,013.64. Please revise your discussion of net proceeds in this section to reflect your offering expenses or advise.

Description of Business, page 26

14.     Describe the material terms of the asset purchase agreement between you and Raptify Marketing Systems Ltd. Refer to Item 101(h)(3) of Regulation S-K. In addition, file the agreement as an exhibit to your registration statement or provide your analysis as to why you do not believe this is required. Refer to Item 601(b)(10) of Regulation S-K. Also, clarify the nature of your ongoing relationship, if any, with Raptify Marketing Systems. In this regard, we note the contest subscriber website is www.raptify.com.

15.    We note your statement in this section that your contests "must strictly adhere to the
       rules, regulatory and compliance specified by the government and governing bodies in
       each jurisdiction." Describe in more detail existing governmental regulations on your
       business and include a risk factor addressing the consequences of a failure to comply with
       such regulations. Specifically address what governmental approvals, if any, are needed
       to operate your contests. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

16.    Disclose your number of total employees and number of full-time employees. Refer to
       Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Plan for the Next 12 Months, page 42

17.    We note the list of business goals and milestones in this section. Please revise to provide
       a detailed description of each milestone, a discussion of the steps necessary to achieve
       each milestone, an anticipated timeline for completion of each step and your anticipated
       funding source for each step. You should disclose specific cost estimates and financing
       plans and disclose any discussions you have had with funding sources, including any
       specific steps you have taken to date to seek additional equity or obtain credit facilities.

Operations, page 42

18.    You disclose in this section that you believe $500,000 will be sufficient to cover your
       operational business activities for the next 12 months. Describe in detail the business
       activities that underlie this estimate and disclose how you plan to raise sufficient funds to
       cover the cost of these activities.

Liquidity and Capital Resources, page 45

19.    You state that you have insufficient cash for the next twelve months. Revise your
       disclosure to state the estimated deficiency in dollar terms. Also disclose the minimum
       period of planned operations you can fund using currently available and contractually
       committed resources and disclose the extent to which you are currently using funds in
       your operations on a monthly basis.

20.    You report a net loss of $9,000 from inception to October 31, 2012; your statement of
       operations, however, report total operating expenses and a net loss of $8,467. Please
       advise.

Directors and Executive Officers, page 47

21.    The disclosure regarding Mr. Danard's business experience during the last five years is
       unclear. Please clarify his employment activities and positions held during the past five

years, including the names of any business entities and the dates of employment. Refer to Item 401(e)(1) of Regulation S-K.

22.    We note that you report having a single director on your board. You state on your website http://raptify.com/aboutUs.html, however, that your board consists of "individuals who have built brands from small regional presences to nationally and internationally recognized household names…." To the extent your board of directors consists of more than one member, provide the disclosure required by Item 401 of Regulation S-K for each director.

Security Ownership of Certain Beneficial Owners and Management, page 49

23.    Please disclose in a footnote the natural persons who have voting or investment control over the shares of your common stock held by Raptify Marketing Systems Ltd.

Certain Relationships and Related Transactions, page 51

24.    In regard to the transaction with Raptify Marketing Systems, please disclose all of the information required by Item 404(a) of Regulation S-K, including the basis upon which Raptify Marketing Systems is a related person and the approximate dollar value of the amount involved in the transaction. Describe the assets that were purchased from Raptify Marketing Systems Ltd. and how you determined those assets were worth five million of your shares.

Recent Sales of Unregistered Securities, page 53

25.    We note that you relied upon Rule 506 of Regulation D to privately issue a certain amount of shares. However, we are unable to locate Forms D filed in connection with these issuances. Please advise.

Undertakings, page 55

26.    Please provide the undertakings required by paragraphs (a)(5)(ii) and (a)(6) of Item 512 of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:     Via E-mail
        Scott P. Doney, Esq.
        Cane Clark LLP